Exhibit (h)(9)

STONE RIDGE ASSET MANAGEMENT LLC

July 30, 2018

To the Trustees of:

Stone Ridge Trust

510 Madison Avenue, 21st Floor

New York, NY 10022

Re: Expense Limitation Agreement

With reference to the Investment Management Agreement entered into by Stone Ridge Asset Management LLC (the “Advisers”) with Stone Ridge Trust (the “Trust”), on behalf of its series, Elements U.S. Portfolio, Elements U.S. Small Cap Portfolio, Elements International Portfolio, Elements International Small Cap Portfolio and Elements Emerging Markets Portfolio (each a “Portfolio” and together, the “Portfolios”), on the 24th day of January, 2017, we hereby notify you as follows:

1.     From September 28, 2018 through September 30, 2021, the Adviser agrees to waive its management fee entirely and, from September 28, 2018 through September 30, 2019, to pay or otherwise bear operating and other expenses of the applicable Portfolio (including offering expenses, but excluding brokerage and transactional expenses, borrowing and other investment-related costs and fees including interest and commitment fees, short dividend expense, acquired fund fees and expenses, taxes, litigation and indemnification expenses, judgments and extraordinary expenses not incurred in the ordinary course of the Portfolio’s business (collectively, the “Excluded Expenses”)) solely to the extent necessary to limit the total annualized expenses, other than Excluded Expenses, of the applicable Portfolio to the percentage specified in Appendix A hereto of the average daily net assets attributable to such Portfolio.

2.     The Adviser shall be entitled to recoup in later periods Portfolio expenses that the Adviser has paid or otherwise borne to the extent that the expenses for the Portfolio (including offering expenses, but excluding Excluded Expenses) after such recoupment do not exceed the lower of (i) the annual expense limitation rate in effect at the time of the actual waiver/reimbursement and (ii) the annual expense limitation rate in effect at the time of the recoupment; provided that the Adviser shall not be permitted to recoup any such fees or expenses beyond three years from the end of the month in which such fee was reduced or such expense was reimbursed.

3.     During the periods covered by this Agreement, the expense limitation arrangement set forth above for the Portfolios may only be modified by a majority vote of the “non-interested” trustees of the Trust (as defined under the Investment Company Act of 1940, as amended (the “1940 Act”)) and the consent of the Adviser.

4.     We understand and intend that the Trust and the Portfolios will rely on this undertaking in preparing and filing Post-Effective Amendments to the registration statement on Form N-1A for the Trust with the Securities and Exchange Commission, in accruing each Portfolio’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-1A and/or the 1940 Act, and expressly permit the Trust and the Portfolios to do so.

Very truly yours,

STONE RIDGE ASSET MANAGEMENT LLC

By:	/s/ Ross Stevens
Name: Ross Stevens
Title: Managing Member

ACCEPTED AND AGREED TO ON BEHALF OF:

Stone Ridge Trust, on behalf of its series, Elements U.S. Portfolio, Elements U.S. Small Cap Portfolio, Elements International Portfolio, Elements International Small Cap Portfolio and Elements Emerging Markets Portfolio

By:	/s/ Anthony Zuco
Name: Anthony Zuco
Title: Treasurer and Principal Financial Officer

Elements U.S. Portfolio, Elements U.S. Small Cap Portfolio, Elements International Portfolio, Elements International Small Cap Portfolio and Elements Emerging Markets Portfolio Signature Page

Appendix A

Expense Limits

Class I
Elements U.S. Portfolio	0.15%
Elements U.S. Small Cap Portfolio	0.15%
Elements International Portfolio	0.20%
Elements International Small Cap Portfolio	0.20%
Elements Emerging Markets Portfolio	0.20%